UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

AVAYA HOLDINGS CORP.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05351X101

(CUSIP Number)

John Marlow

RingCentral, Inc.

20 Davis Drive

Belmont, CA 94002

(650) 472-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05351X101

(1)	NAMES OF REPORTING PERSONS RingCentral, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 7,812,500 (1)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 7,812,500 (1)
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,812,500 (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.57% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) CO

(1)

The aggregate amount of shares of Common Stock, $0.01 par value per share (the “Common Stock”), of Avaya Holdings Corp. (the “Issuer”) that may be deemed beneficially owned by RingCentral, Inc. (“RingCentral”) consists of 125,000 shares of the Issuer’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”) held directly by RingCentral. Pursuant to the Issuer’s Certificate of Designations of Series A Convertible Preferred Stock (the “Certificate of Designations”), at any time from and after October 31, 2019, each holder of shares of Series A Preferred Stock shall have the right, at such holder’s option, subject to the conversion procedures set forth in the Certificate of Designations, to convert each share of such holder’s Series A Preferred Stock at any time into that number of shares of Common Stock as determined by the conversion rate in effect on such date, with an initial conversion price of $16.00.

(2)

Percentage calculated on the basis of (i) 111,016,298 shares of Common Stock outstanding as of July 31, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on August 13, 2019, and (ii) 7,812,500 shares of Common Stock into which the 125,000 shares of Series A Convertible Preferred Stock held by RingCentral can be converted.

Item 1.	Security and Issuer.

This statement (this “Statement”) relates to the Common Stock of Avaya Holdings Corp., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 4655 Great America Parkway, Santa Clara, California 95054.

Item 2.	Identity and Background.

(a), (b), (c) and (f)

This Statement is filed by RingCentral, Inc., a Delaware corporation (“RingCentral”), whose principal business is providing software-as-a-service solutions.

Attached as Annex 1 is a chart setting forth, with respect to each executive officer and director of RingCentral, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

(d)    Criminal Convictions

During the last five years, none of RingCentral nor, to the best of RingCentral’s knowledge, any person named on Annex 1, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    Civil Proceedings

During the last five years, none of RingCentral nor, to the best of RingCentral’s knowledge, any person named on Annex 1, is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used by RingCentral to acquire beneficial ownership of the Issuer’s Common Stock were furnished from its working capital funds.

On October 3, 2019, RingCentral entered into an Investment Agreement (the “Investment Agreement”) with the Issuer (together with Avaya Inc., “Avaya”), in connection with RingCentral’s strategic partnership with Avaya.

On October 31, 2019, RingCentral completed its purchase of 125,000 shares of the Issuer’s Series A Preferred Stock in a private placement under the Securities Act of 1933, as amended, for an aggregate purchase price of $125 million, pursuant to the Investment Agreement. The Series A Preferred Stock issued to RingCentral pursuant to the Investment Agreement is convertible into shares of the Issuer’s Common Stock at an initial conversion price of $16.00 per share.

The foregoing description of the Investment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement or form thereof, which is attached hereto as an exhibit and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

RingCentral received the Series A Preferred Stock as a result of the transaction described in Item 3.

Subject to the factors discussed below, RingCentral may purchase additional shares of the Issuer’s Common Stock, through open market or privately negotiated transactions, or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action it deems to be in its best interests, or otherwise, depending upon existing market conditions, the price and availability of such shares or rights and other considerations discussed in this paragraph. RingCentral intends to review on a continuing basis various factors relating to its investment in the Issuer, including but not limited to the Issuer’s business and prospects, including but not limited to the partnership between RingCentral and the Issuer, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, other investment and business opportunities available to RingCentral, RingCentral’s general investment and trading policies, market conditions or other factors. RingCentral has not yet determined which of the courses of actions specified in this paragraph it may ultimately take.

Except as set forth herein, RingCentral has no present plans or proposals which relate to or would result in any of the following: (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s board of directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated in the foregoing clauses (i) through (ix); provided that RingCentral may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop such plans or proposals that would relate to or result in the transactions described in clauses above.

Item 5.	Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a) and (b)

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by RingCentral is 6.57%. Such percentage was calculated based on (i) 111,016,298 shares of Common Stock outstanding as of July 31, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed on August 13, 2019, and (ii) 7,812,500 shares of Common Stock into which the 125,000 shares of Series A Preferred Stock held by RingCentral can be converted.

RingCentral, Inc.:

(1) Sole Voting Power: 7,812,500

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 7,812,500

(4) Shared Dispositive Power: 0

(5) Percent of Class: 6.57%

Except as set forth in this Item 5, none of RingCentral, nor any person named on Annex 1, beneficially owns any shares of the Issuer.

(c)    Except as disclosed elsewhere in this Statement, none of RingCentral, nor, to the best of RingCentral’s knowledge without independent verification, any person named on Annex 1, effected any transactions in the shares of the Issuer in the last 60 days.

(d)    To best of the knowledge of RingCentral, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer covered by this Statement.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Statement is incorporated by reference into this Item 6.

In connection with the transaction as set forth in Items 3 and 4, RingCentral entered into an Investor Rights Agreement (the “Investor Rights Agreement”) with the Issuer on October 31, 2019. The Issuer also filed the Certificate of Designations with the Secretary of State of the State of Delaware on October 30, 2019 setting forth the terms, rights, obligations and preferences of the Series A Preferred Stock. Both are described in greater detail below.

Investor Rights Agreement

Pursuant to the terms of the Investor Rights Agreement, among other things, from and after October 31, 2019 (the “Closing”), until the first date (the “Fall Away Date”) on which RingCentral and its affiliates no longer hold or beneficially own, in the aggregate, a number of shares of Common Stock (calculated on an as converted to Common Stock basis) that is equal to or greater than 4,759,339 shares (subject to certain adjustments) (the “Investor Ownership Threshold”), RingCentral is entitled to nominate one person (the “RingCentral Nominee”) to the board of the directors of the Issuer (the “Board”). In addition, for so long as the Investor Ownership Threshold is met, RingCentral is subject to a voting agreement with respect to certain matters.

For as long as the RingCentral Nominee sits on the Board, RingCentral is subject to customary standstill provisions, has a consent right over certain actions taken by Issuer, and has customary preemptive rights.

The Investor Rights Agreement also provides for customary demand and piggyback registration rights for RingCentral and its transferees beginning six months after the Closing, and contains customary transfer restrictions.

Certificate of Designations

Pursuant to the Certificate of Designations, the Series A Preferred Stock will rank senior to the Common Stock with respect to dividend rights and rights on liquidation, winding-up and dissolution. Holders of the Series A Preferred Stock will be entitled to participate on an as-converted basis in any cash dividends paid to the holders of shares of the Common Stock. The Series A Preferred Stock will have an initial stated value of $1,000 per share (the “Stated Value”), plus the sum of any preferred dividends paid in the form of an increase in the Stated Value of such share. From and after the Closing, the Series A Preferred Stock will accrue dividends at a rate of 3% per annum, payable at the Issuer’s election either as an increase in the Stated Value or in cash.

Pursuant to the Certificate of Designations, the Series A Preferred Stock has the right to vote together with the holders of Common Stock on all matters which the holders of Common Stock are entitled to vote. The holders of Series A Preferred Stock are entitled to one vote per share of Common Stock that would be issuable to the holder upon conversion of all shares of Series A Preferred Stock held by such holder. However, the holders of the Series A Preferred Stock, in the aggregate, are limited to cast a number of votes with respect to their shares of Series A Preferred Stock (or Common Stock previously issued upon conversion of such Series A Preferred Stock), together with any shares of Common Stock issued pursuant to the Framework Agreement, dated as of October 3, 2019, by and between Avaya Inc. and RingCentral (the “Framework Agreement”) equal to the voting power of 22,123,022 shares of Common Stock.

The Series A Preferred Stock is immediately convertible into shares of the Common Stock at an initial conversion price of $16.00 per share, subject to adjustment as described in the Certificate of Designations. Prior to receipt of an approval by the Issuer’s stockholders, under no circumstance may shares of the Series A Preferred Stock be converted in the aggregate into more than a number of shares of Common Stock equal to (i) 22,123,022 shares of Common Stock, unless and until the Issuer receives approval from its stockholders, minus (ii) the aggregate number of shares of Common Stock issued pursuant to of the Framework Agreement.

The Issuer may redeem all outstanding shares of the Series A Preferred Stock upon the termination of the Framework Agreement; the holders of the Series A Preferred Stock may require the Issuer to redeem all or part of their shares upon either (i) the termination of the Framework Agreement or (ii) the failure by the Issuer to refinance, replace, extend or otherwise modify the term loans under the Issuer’s Term Loan Credit Agreement (as defined in the Certificate of Designations) by December 15, 2023 to provide that the earliest maturity date applicable to all outstanding term loans thereunder shall be no earlier than December 15, 2026.

The foregoing descriptions of the Investor Rights Agreement and the Certificate of Designations do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements or forms thereof, which are attached hereto as exhibits and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

Exhibit 99.1	Investment Agreement, dated as of October 3, 2019, by and between RingCentral, Inc. and Avaya Holdings Corp. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Avaya Holdings Corp. on October 3, 2019).

Exhibit 99.2	Investor Rights Agreement, dated October 31, 2019, by and between Avaya Holdings Corp. and RingCentral, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Avaya Holdings Corp. on October 31, 2019).

Exhibit 99.3	Certificate of Designations of the Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Avaya Holdings Corp. on October 31, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2019

RINGCENTRAL, INC.

By:	/s/ John Marlow
Name:	John Marlow
Title:	Chief Administrative Officer, Senior Vice President, Corporate Development, General Counsel and Secretary

Annex 1

The following sets forth the name, position and principal occupation of each director and executive officer of RingCentral. Each director and executive officer is a citizen of the United States and the business address of each is c/o RingCentral, Inc., 20 Davis Drive, Belmont, CA 94002. To the best of RingCentral’s knowledge, other than as disclosed in this Statement, none of its directors or executive officers beneficially owns any shares of the Common Stock and none of its directors or executive officers has engaged in any transactions in the Common Stock during the past 60 days.

Executive Officers	Title
Vladimir Shmunis	Chief Executive Officer and Chairman of the Board of Directors

David Sipes	Chief Operating Officer

Mitesh Dhruv	Chief Financial Officer

John Marlow	Chief Administrative Officer, Senior Vice President, Corporate Development, General Counsel and Secretary

Praful Shah	Chief Strategy Officer

Directors	Principal Occupation
Kenneth Goldman	President, Hillspire LLC

Michelle McKenna	Senior Vice President and Chief Information Officer of the NFL

Robert Theis	General Partner of World Innovation Lab

Allan Thygesen	President, Americas at Google Inc.

Neil Williams	Member of the Board of Directors of RingCentral and Amyris

Godfrey Sullivan	Member of the Board of Directors of RingCentral, Splunk, Inc. and CrowdStrike, Inc.